Exhibit 16.1

September 9, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 9, 2021, of Aadi Bioscience, Inc. and are in agreement with the statements contained in the third paragraph on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP